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Exhibit 1

NEWS RELEASE

Stock Symbols: AEM (NYSE and TSX)	For further information: David Smith; Director, Investor Relations (416) 947-1212

(All dollar amounts expressed in U.S. dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)

AGNICO-EAGLE REPORTS RECORD QUARTERLY EARNINGS
ON RECORD LOW COSTS AND HIGHER GOLD PRICES

        Toronto (May 11, 2006) — Agnico-Eagle Mines Limited today reported first quarter earnings of $37.2 million, or $0.35 per share. This compares to net earnings of $10.4 million, or $0.12 per share, in the first quarter of 2005. First quarter 2006 earnings included an after tax gain of $15.4 million, or $0.15 per share, from the sale of certain marketable securities. The quarterly earnings were negatively affected by a non-cash foreign exchange translation loss of $1.9 million, or $0.02 per share.

        The Company's financial position remains strong with cash and cash equivalents of $154.9 million at March 31, 2006, up from $121.0 million at year end 2005.

        Payable gold production in the first quarter was 64,235 ounces at record low total cash cost per ounce(1) of minus $241. This compares with payable gold production of 55,310 ounces at total cash costs of $67 per ounce in the first quarter of 2005. The 16% increase in year over year gold production was mainly due improved gold recoveries and a 12% increase in gold grades, as production from the lower levels at LaRonde increased.

        Highlights for the quarter include:

  •
  Record low total cash costs at LaRonde of minus $241 per ounce of gold.

  •
  Record quarterly earnings of $37.2 million, or $0.35 per share.

  •
  Redemption of the convertible debentures for common shares, eliminating all the Company's long term debt.

  •
  Closing the acquisition of 100% of the Pinos Altos project in northern Mexico.

  •
  Addition of Agnico-Eagle to the S&P/TSX 60 Index and 60 Capped Index in May.

        "Consistently high levels of production from Agnico-Eagle's low cost LaRonde operation, combined with the robust pricing environment for all metals, continues to provide us with strong cash flows", said Sean Boyd, Vice-Chairman and Chief Executive Officer. "We believe that our shareholders will continue to benefit from strong cash flows and continued growth in gold reserves, leading us towards our goal of tripling gold production by 2009", added Mr. Boyd.

(1)
Total cash costs per ounce is a non-GAAP measure. For a reconciliation of this measure to the financial statements, see note 1 following the financial statements

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  Shareholders' Meeting Tomorrow

        The Company will host its Annual and Special Meeting of Shareholders on Friday, May 12, 2006 at 10:30 a.m. (E.S.T.) at the King Edward Hotel, 37 King St. E., in Toronto, Canada. Management will review the Company's financial results for the first quarter 2006 and provide an update of its exploration and development activities.

  Via Telephone:

        To listen on the telephone, please dial (416) 644-3422 or 1 (800) 814-4862 toll free, at least five minutes before the scheduled start of the presentation. The access phone number for the archived audio replay is 1 (877) 289-8525, passcode 21184235#. It will be available from Friday, May 12, 2006 at 1:00 pm until Friday, May 19, 2006 at 11:59pm.

  Via Webcast:

        Additionally, a live audio webcast of the call will be available on the Company's website at http://www.agnico-eagle.com. The webcast along with presentation slides will be archived for 180 days on the website.

  LaRonde Mine — Reliable Performance Leads To Further Records

        LaRonde processed an average of 7,350 tonnes of ore per day in the first quarter, compared with an average of 7,300 tonnes per day in the corresponding period of 2005. LaRonde has now been operating at an average of approximately 7,300 tonnes per day for ten consecutive quarters, demonstrating the reliability of this world class mine.

        Minesite costs per tonne(2) were C$57 in the first quarter. These costs are within the expected range for the year of C$56 per tonne to C$58 per tonne, once again demonstrating the reliability of the mine. These costs are higher than the C$52 per tonne realized in the first quarter of 2005 due to higher costs for fuel, reagents and steel, as has been seen throughout the mining industry.

        On a per ounce basis, net of byproduct credits, LaRonde's total cash costs remained very low by industry standards, at a company record of minus $241 per ounce in the first quarter. This compares favourably with the results of the first quarter of 2005 when total cash costs per ounce were $67. The main reason for the decrease in total cash costs per ounce is the significantly higher byproduct metal prices realized in 2006 and the increase in gold production during the quarter.

        The payable quarterly gold production of 64,235 ounces was 16% higher than in the corresponding period in 2005. The main reason for the increase was a recovered gold grade of 3.3 grams per tonne, compared to 2.9 grams per tonne in the first quarter of 2005 as an increasing proportion of ore production was derived from the lower levels of the mine where gold grades are higher. Gold recovery in the mill also increased from 90.6% to 91.9%, further contributing to the increased gold output.

(2)
Minesite costs per tonne is a non-GAAP measure. For a reconciliation of this measure to the financial statements, see Note 1 to the financial statements

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  2006 Total Cost Per Ounce Guidance Revised

        Considering significantly higher metals prices than presented in our previous guidance in December 2005, total cash costs for the full year 2006 are now expected to be significantly below nil, as demonstrated in the first quarter. Production estimates of 250,000 ounces of gold, and byproduct production of 5.7 million ounces of silver, approximately 73,000 tonnes of zinc, and over 9,000 tonnes of copper remains intact. Minesite costs per tonne are expected to continue to be in the range of C$56 to C$58.

  Cash Position Continues to Grow in 2006 — No Long Term Debt

        Cash and cash equivalents grew to $154.9 million at March 31, 2006 from the 2005 year end balance of $121.0 million.

        During the quarter Agnico-Eagle added $19.7 million of cash provided by operating activities (after changes in non-cash working capital balances), $35.3 million from flow through common share financings, $32.3 million from the sale of certain marketable securities and $10.1 million from the exercise of common stock options. Major expenditures in the quarter included $42.5 million (including $10 million of refundable value added tax) in the purchase of 100% of the Pinos Altos project in Mexico and $21.0 million in project and sustaining capital expenditures.

        Additionally, the Company maintains substantially undrawn bank lines of $150 million adding further financial flexibility. The Company now has approximately 111 million shares outstanding and no long term debt, following the complete redemption of the convertible debentures in February.

        With a series of strong cash flows over recent quarters, no long term debt, and excellent financial flexibility, Agnico-Eagle is in a strong position to fund and build its pipeline of gold projects.

  Forward-Looking Statements

        The information in this press release has been prepared as at May 11, 2006. Certain statements contained in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. When used in this document, the words "anticipate", "expect", "estimate," "forecast," "planned" and similar expressions are intended to identify forward-looking statements.

        Such statements include, without limitation: estimates and goals of future gold and byproduct mineral production and sales; 2006 cost guidance, including estimates of future production costs, total cash costs per ounce, minesite costs and other expenses; estimates of future capital expenditures and other cash needs; and other statements regarding anticipated trends with respect to the Company's capital resources and results of operations. Such statements reflect the Company's views as at the date this press release was prepared and are subject to certain risks, uncertainties and assumptions. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the Company's dependence upon its LaRonde mine for all of its current gold production; uncertainty of mineral reserve, mineral resource, mineral grade and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; gold and other metals price volatility; currency fluctuations; mining risks; and governmental and environmental regulation. For a more detailed discussion of such risks and other factors, see Company's Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2005, as well as the Company's other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

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        Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, and location of surface infrastructure and actual results and final decisions may be quite different from those currently anticipated.

  About Agnico-Eagle

        Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States. Agnico-Eagle's LaRonde Mine is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 26 consecutive years.

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AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States Dollars — Unaudited)

	Three months ended March 31,
	2006	2005
LaRonde Division
Revenues from mining operations	$90,581	$61,766
Production costs	33,187	30,973

Gross profit (exclusive of amortization shown below)	$57,394	$30,793
Amortization	5,997	7,211

Gross profit	$51,397	$23,582

Net income for the period	$37,190	$10,449
Net income per share (basic)	$0.35	$0.12
Net income per share (diluted)	$0.34	$0.12
Cash provided by operating activities	$19,711	$28,105
Cash used in investing activities	$(31,206)	$(15,904)
Cash provided by (used in) financing activities	$45,456	$(1,095)
Weighted average number of common shares outstanding — basic (in thousands)	106,127	86,131
Tonnes of ore milled	661,528	656,635
Head grades:
Gold (grams per tonne)	3.30	2.94
Silver (grams per tonne)	77.00	73.00
Zinc	3.79%	4.14%
Copper	0.41%	0.39%
Recovery rates:
Gold	91.91%	90.56%
Silver	86.50%	83.60%
Zinc	86.70%	81.70%
Copper	83.80%	77.10%
Payable production:
Gold (ounces)	64,235	55,310
Silver (ounces in thousands)	1,227	1,097
Zinc (tonnes)	18,462	18,661
Copper (tonnes)	2,053	1,810
Payable metal sold:
Gold (ounces)	69,677	70,137
Silver (ounces in thousands)	1,190	1,398
Zinc (tonnes)	18,179	6,792
Copper (tonnes)	2,038	1,831
Realized prices (US$):
Gold (per ounce)	$611	$430
Silver (per ounce)	$10.83	$6.85
Zinc (per tonne)	$2,640	$1,323
Copper (per tonne)	$5,812	$3,241
Total cash costs (per ounce) (US$):
Production costs	$517	$560
Less: Net byproduct revenues	(748)	(455)
Inventory adjustments	(8)	(36)
Accretion expense and other	(2)	(2)

Total cash costs (per ounce)(1)	$(241)	$67

Minesite costs per tonne milled (C$)	$57	$52

(1)
Total cash costs (per ounce) and Minesite costs per tonne milled are non-GAAP measures. For a reconciliation of these measures to the financial statements, see note 1 to the financial statements

AGNICO-EAGLE MINES LIMITED

SUMMARY CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars — Unaudited)

	As at March 31, 2006	As at December 31, 2005
ASSETS
Current
Cash and cash equivalents	$154,909	$120,982
Metals awaiting settlement	65,212	56,304
Income taxes recoverable	4,434	7,723
Other taxes recoverable	12,558	6,794
Ore stockpiles	5,077	12,831
Concentrates	2,328	920
Supplies	9,768	10,092
Other current assets	10,621	27,689

Total current assets	264,907	243,335
Other assets	3,891	7,995
Future income and mining tax assets	54,303	63,543
Property, plant and mine development	743,083	661,196

	$1,066,184	$976,069

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Short-term debt	$3,264	$—
Accounts payable and accrued liabilities	24,584	37,793
Dividends payable	643	3,809
Interest payable	—	2,243

Total current liabilities	28,491	43,845

Fair value of derivative financial instruments	12,127	9,699

Long-term debt	—	131,056

Reclamation provision and other liabilities	16,369	16,220

Future income and mining tax liabilities	123,459	120,182

Shareholders' equity
Common shares
Authorized — unlimited
Issued — 111,424,876 (2005 — 97,836,954)	973,116	764,659
Stock options	4,243	2,869
Warrants	15,732	15,732
Contributed surplus	7,181	7,181
Deficit	(107,344)	(138,697)
Accumulated other comprehensive income (loss)	(7,190)	3,323

Total shareholders' equity	885,738	655,067

	$1,066,184	$976,069

AGNICO-EAGLE MINES LIMITED

SUMMARY CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars except per share amounts — Unaudited)

	Three months ended March 31,
	2006	2005
REVENUES
Revenues from mining operations	$90,581	$61,766
Interest and sundry income	23,054	1,229

	113,635	62,995
COSTS AND EXPENSES
Production	33,187	30,973
Loss on derivative financial instruments	7,431	4,020
Exploration and corporate development	5,517	2,763
Equity loss in junior exploration companies	84	1,134
Amortization	5,997	7,211
General and administrative	5,544	3,749
Provincial capital tax	553	599
Interest	1,357	2,552
Foreign currency loss (gain)	1,868	(384)

Income before income, mining and federal capital taxes	52,097	10,378
Federal capital tax	204	248
Income and mining tax expense (recovery)	14,703	(319)

Net income for the period	$37,190	$10,449

Net income per share — basic	$0.35	$0.12

Net income per share — diluted	$0.34	$0.12

Weighted average number of shares (in thousands)
Basic	106,127	86,131
Diluted	108,598	86,545

AGNICO-EAGLE MINES LIMITED

SUMMARY CONSOLIDATED STATEMENT OF CASH FLOWS

(thousands of United States Dollars — Unaudited)

	Three months ended March 31,
	2006	2005
Operating activities
Net income for the period	$37,190	$10,449
Add (deduct) items not affecting cash:
Amortization	5,997	7,211
Future income and mining taxes	11,702	(319)
Unrealized loss on derivative contracts	6,683	3,439
Gain on sale of securities	(21,574)	—
Amortization of deferred costs and other	1,854	2,681

Changes in non-cash working capital balances	41,852	23,461
Metals awaiting settlement	(8,908)	1,753
Income taxes recoverable	3,289	2,951
Other taxes recoverable	3,986	74
Inventories	(2,151)	1,703
Prepaid expenses and other	(2,905)	263
Accounts payable and accrued liabilities	(13,209)	(483)
Interest payable	(2,243)	(1,617)

Cash provided by operating activities	19,711	28,105

Investing activities
Additions to mining properties	(20,975)	(15,182)
Acquisitions, investments and other	(10,231)	(722)

Cash used in investing activities	(31,206)	(15,904)

Financing activities
Dividends paid	(3,166)	(2,542)
Short-term debt	3,264	—
Common shares issued	45,358	1,447

Cash provided by (used in) financing activities	45,456	(1,095)

Effect of exchange rate changes on cash and cash equivalents	(34)	(6)

Net increase (decrease) in cash and cash equivalents during the period	33,927	11,100
Cash and cash equivalents, beginning of period	120,982	106,014

Cash and cash equivalents, end of period	$154,909	$117,114

Other operating cash flow information:
Interest paid during the period	$4,681	$3,824

Income, mining and capital taxes paid (recovered) during the period	$484	$(2,527)

Note 1:

Reconciliation of Total Cash Costs Per Ounce and Total Minesite Costs Per Tonne

(thousands of dollars, except where noted)	3 Months ended March 31, 2006	3 months ended March 31, 2005
Cost of production per Consolidated Statements of Income	$33,187	$30,973
Adjustments:
Byproduct revenues	(48,039)	(25,261)
Inventory adjustment(i)	(504)	(1,894)
Non-cash reclamation provision	(105)	(107)

Cash operating costs	$(15,461)	$3,711
Gold production (ounces)	64,235	55,310

Total cash costs (per ounce)(iii)	$(241)	$67

(thousands of dollars, except where noted)	3 Months ended March 31, 2006	3 months ended March 31, 2005
Cost of production per Consolidated Statements of Income	$33,187	$30,973
Adjustments:
Inventory adjustment(ii)	110	(3,220)
Non-cash reclamation provision	(105)	(107)

Minesite operating costs (US$)	$33,192	$27,646

Minesite operating costs (C$)	$38,005	$33,918
Tonnes milled (000's tonnes)	662	657

Minesite costs per tonne (C$)(iv)	$57	$52

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
Inventory adjustments for the minesite costs per tonne calculation reflect only costs associated with unsold concentrates as minesite costs per tonne are calculated on a production basis.

(iii)
Total cash cost is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. We believe that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Statement of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of our mining operations. Management uses this measure to monitor the performance of our mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite cost per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iv)
Minesite cost per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Statement of Income and Comprehensive Income for inventory and hedging adjustments and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash cost data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes this measure provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite cost per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

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(All dollar amounts expressed in U.S. dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted) AGNICO-EAGLE REPORTS RECORD QUARTERLY EARNINGS ON RECORD LOW COSTS AND HIGHER GOLD PRICES
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States Dollars — Unaudited)
AGNICO-EAGLE MINES LIMITED SUMMARY CONSOLIDATED BALANCE SHEETS (thousands of United States dollars — Unaudited)
AGNICO-EAGLE MINES LIMITED SUMMARY CONSOLIDATED STATEMENTS OF INCOME (thousands of United States dollars except per share amounts — Unaudited)
AGNICO-EAGLE MINES LIMITED SUMMARY CONSOLIDATED STATEMENT OF CASH FLOWS (thousands of United States Dollars — Unaudited)